Exhibit 12

The following table sets forth the Company’s ratio of earnings to fixed charges for the six months ended June 30, 2013 and the years ended December 31, as indicated:

	Six Months Ended	Year Ended December 31,
	June 30, 2013	2012	2011	2010	2009
Ratio of earnings to fixed charges	4.79	13.45	10.12	14.84	15.26

For purposes of computing the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes from continuing operations, less interest on tax liabilities, plus fixed charges.  Fixed charges consist of interest expense (including capitalized interest, but excluding interest on tax liabilities) and the portion of rental expense that is representative of the interest factor.